Seligman Premium Technology Growth Fund, Inc.
50606 Ameriprise Financial Center
Minneapolis, Minnesota 55474
Phone: (800) 221-2450
www.seligman.com
November 20, 2009
VIA EDGAR
Patsy W. Mengiste
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Seligman Premium Technology Growth Fund, Inc.
Registration Statement on Form N-2
File Nos. 333-161752 and 811-22328
Dear Ms. Mengiste:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Seligman Premium Technology Growth Fund, Inc. (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 11:00 a.m., Eastern Time, on November 24, 2009 or as soon thereafter as practicable.
The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely, SELIGMAN PREMIUM TECHONOLOGY GROWTH FUND, INC.
By:	/s/ Paul B. Goucher
Paul B. Goucher
Assistant Secretary

Wells Fargo Securities, LLC
301 South College Street
Charlotte, NC 28288-8905
VIA EDGAR
November 20, 2009
Patsy W. Mengiste
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Seligman Premium Technology Growth Fund, Inc.
Registration Statement on Form N-2
File Nos. 333-161752 and 811-22328
Dear Ms. Mengiste:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on October 23, 2009 and the Preliminary Prospectus dated October 23, 2009, began on October 26, 2009 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on November 24, 2009, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 90,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of Seligman Premium Technology Growth Fund, Inc. (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 11:00 a.m., Eastern Time, on November 24, 2009 or as soon thereafter as practicable.

Sincerely, WELLS FARGO SECURITIES, LLC As Representative
By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
	Name:	Jerry Raio
	Title:	Managing Director